1181700 Document Control

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

August 9, 2002

Act	1934 Exchange Act
Section	14(e)
Rule	14e-5
Public Availability	yes 8-9-02

Mark Strauch
Frreshfields Bruckhaus Deringer
Taunusanlage 11
60329 Frankfurt am Main

Re: DB Sechste Vermögensverwaltungsgesellschaft mbH for Stinnes AG
File No.: TP 02-111

Dear Mr. Strauch:

In regard to your letter dated August 9, 2002, as supplemented by conversations with the staff, this response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

-- The Offer is required to be conducted in accordance with the German Securities Acquisition and Takeover Act (Wertpapierwerbs- und Übernahmegestz, (WpÜG));

-- Stinnes AG (Company), a company incorporated in Germany, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;

-- Any purchases of the ordinary shares (Shares) of the Company by DB Sechste (Offeror), a limited liability company and wholly owned subsidiary of Deutsche Bahn AG, a German stock corporation, or other nominees or brokers, in each case acting as agents for Offeror (collectively, the Prospective Purchasers), will be subject to the WpÜG; and

-- The existence of the Memorandum of Understanding between the Commission and the German *Bundesaufsichtsamt fur den Wertpapierhandel* Concerning Consultation and Cooperation in the Administration and Enforcement of Securities Laws, dated October 17, 1997.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;

2. The Offer Document shall disclose prominently the possibility of, or the intention to make, such purchases of Shares by the Prospective Purchasers during the Offer;

3. The Prospective Purchasers shall disclose in the United States information regarding such purchases of Shares to the extent such information is made public in Germany ;

4. The Prospective Purchasers shall comply with any applicable rules of German organizations, including the WpÜG and the rules of the Frankfurt and Düsseldorf Stock Exchanges;

5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Shares made during the Offer, on a transaction-by-transaction basis, including:

   a. size, broker (if any), time of execution, and price of purchase; and

   b. if not executed on the LSE, the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. to the Division at its offices in Washington, D.C., within 30 days of its request;

7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

You did not request, and we do not grant, an exemption for any purchases made after the tender offer was announced and prior to the date of this letter. The foregoing exemption from Rule 14e-5 under the Exchange Act is based solely on your representations and the facts presented and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

FRESHFIELDS BRUCKHAUS DERINGER

DIVISION OF MARKET REGULATION

James A. Brigagliano
Division of Market Regulation
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

FRANKFURT
Taunusanlage 11
60329 Frankfurt am Main
T +49 69 27 30 80
Direct T +49 69 27 30 8-826
F +49 23 26 64
E mark.strauch@freshfields.com
www.freshfields.com

DOC ID DF003844.604/2+
OUR REF MGS
YOUR REF
CLIENT MATTER NO. 777777-7777

9 August, 2002

Ladies and Gentlemen:

Re: Offer by DB Sechste Vermögensverwaltungsgesellschaft mbH for Stinnes AG

Pursuant to your conversation with Steven M. Davidoff, of this office, on August 9, 2002, I enclose the original and seven copies of the SEC no-action request letter.

If you require any further information or have any questions, please contact the undersigned on +49 69 27308 826 or my colleagues Steven M. Davidoff (tel: + 44 20 7427 3201) or Allison Koehler (tel: +49 69 27308 819).

Very truly yours

Mark Strauch

FRESHFIELDS BRUCKHAUS DERINGER

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

AUG 13 2002

DIVISION OF MARKET REGULATION

James A. Brigagliano
Division of Market Regulation
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

FRANKFURT
Taunusanlage 11
60329 Frankfurt am Main
T +49 69 27 30 80
Direct T +49 69 27 30 8-826
F +49 23 26 64
E mark.strauch@freshfields.com
www.freshfields.com

DOC ID DF003844.604/2+
OUR REF MGS
YOUR REF
CLIENT MATTER NO. 777777-7777

9 August, 2002

Ladies and Gentlemen:

Re: Offer by DB Sechste Vermögensverwaltungsgesellschaft mbH for Stinnes AG

Pursuant to your conversation with Steven M. Davidoff, of this office, on August 9, 2002, I enclose the original and seven copies of the SEC no-action request letter.

If you require any further information or have any questions, please contact the undersigned on +49 69 27308 826 or my colleagues Steven M. Davidoff (tel: + 44 20 7427 3201) or Allison Koehler (tel: +49 69 27308 819).

Very truly yours

Mark Strauch

FRESHFIELDS BRUCKHAUS DERINGER

FRANKFURT
Taunusanlage 11
60329 Frankfurt am Main
T +49 69 27 30 80
Direct T +49 69 27 30 8-826
F +49 23 26 64
E mark.strauch@
freshfields.com
www.freshfields.com

DOC ID LW003879.114/1+
OUR REF MGS
YOUR REF
CLIENT MATTER NO. 777777-7777

James A. Brigagliano
Division of Market Regulation
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

9 August, 2002

Ladies and Gentlemen:

Re: Offer by DB Sechste Vermögensverwaltungsgesellschaft mbH for Stinnes AG

We are writing on a confidential basis on behalf of our client, DB Sechste Vermögensverwaltungsgesellschaft mbH (the ***Bidder)***, a German limited liability company and wholly owned subsidiary of Deutsche Bahn AG, a German stock corporation (***Deutsche Bahn***), which intends to commence an offer (the ***Offer***) for Stinnes AG, a company incorporated as an *Aktiengesellschaft* in Germany (the ***Company***). The Bidder's intention to commence the Offer was publicly announced on July 3, 2002 (the ***Announcement Date***).

As previously discussed with members of the staff of the Securities and Exchange Commission (the ***Commission***), we, as U.S. counsel to the Bidder and Deutsche Bahn in connection with the Offer, are requesting exemptive relief from Rule 14e-5 (***Rule 14e-5***) promulgated under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

The Offer commenced on August 7, 2002. The Offer is being made in cash to the holders of all the issued and outstanding non-par-value bearer shares of the Company (the ***Shares***) at a price of € 32.75 per share. At present, E.ON AG, a German stock corporation, holds approximately 65.4 % of the registered share capital of the Company via Stinnes Vermögensverwaltungs-Aktiengesellschaft (***Stinnes Holding***). Stinnes Holding is a wholly owned subsidiary of E.ON AG. On July 3, 2002, E.ON AG and Stinnes Holding entered into a framework agreement with Deutsche Bahn relating to the takeover of the Company by Bidder (the ***Framework Agreement***). Under the Framework Agreement, E.ON and Stinnes Holding have given irrevocable undertakings to support the takeover offer and to accept the Offer with respect to the entire stake held by E.ON AG in the registered share capital of the Company via Stinnes

Holding within three banking days following publication of the offer document with respect to the Offer (***Offer Document***).

BACKGROUND

The Company

The Company has informed the Bidder and Deutsche Bahn that it is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act. The Shares are not registered under Section 12 of the Exchange Act, listed on a U.S. national securities exchange, nor quoted on Nasdaq. Further, the Company does not file reports with the Commission pursuant to Section 13(a) or 15(d) of, or furnish information to the Commission pursuant to Rule 12g3-2(b) under, the Exchange Act.

According to publicly available information, the Company is a German-based logistics company active primarily, together with its subsidiaries and minority interest holdings, in the transport, chemicals and materials sectors. The Company operates throughout the world via its three material German subsidiaries: Schenker AG, Brenntag AG and Stinnes Interfer AG, each a German stock corporation. For the financial year ended December 31, 2001, the Company's worldwide consolidated turnover was approximately € 12.3 billion.

The primary market for the Shares is the official market (*Amtlicher Markt*) of the Frankfurt Stock Exchange. The Shares are also listed on the Düsseldorf Stock Exchange and are included in the MDAX (an index of the Frankfurt Stock Exchange).

As of July 24, 2002, the registered share capital of the Company was equal to € 190,174,525 divided by 76,069,810 non-par-value bearer shares, or a proportionate amount of € 2.50 per non-par-value bearer share in the registered share capital.

Based upon the Bidder's and Deutsche Bahn's review of the publicly available information and certain information obtained by the Bidder's and Deutsche Bahn's financial advisors, as well as information provided by the Company and obtained by it in accordance with the instructions to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act, the Bidder and Deutsche Bahn estimate that persons located in the United States beneficially own approximately 5.5 Million Shares constituting, as of July 24, 2002, approximately 7.2% of the Shares and appoximately 22.4% of the Shares not owned by persons holding more than 10% of the outstanding Shares.

Based upon the Bidder's and Deutsche Bahn's review of the publicly available information and information provided by the Company, there is no shareholder of the Company (other than Stinnes Holding) who holds Shares in an aggregate amount greater than or equal to 10% of the registered share capital of the Company. As previously noted, Stinnes Holding owns 49,780,000 Shares which represented, as of July 24, 2002, approximately 65.4% of the outstanding Shares.

Accordingly, although Bidder and Deutsche Bahn believe persons located in the United States do not hold significantly in excess of 7.2% of the outstanding Shares (approximately 22.4% of the Shares not owned by persons holding more than 10% of the outstanding Shares), it appears that the Bidder will be unable to rely on the exemptive rule contained within Rule 14e-5(b)(10) under the Exchange Act. This is because in calculating the percentage ownership for these purposes pursuant to the instructions to paragraph (c) of Rule 14d-1 under the Exchange Act, the Shares held by persons who hold more than 10% of the foreign subject company must be excluded by the Bidder from the calculation (in this case the 49,780,000 Shares held by Stinnes Holding).

Bidder

Bidder is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act. The registered share capital of Bidder is € 25,600. Bidder is a wholly owned subsidiary of Deutsche Bahn and, to date, the commercial activities of Bidder have not extended beyond the administration of its own assets. Deutsche Bahn and Bidder have entered into a domination and profit and loss absorption agreement (***Domination Agreement***), effective as of January 1, 2002, pursuant to which Bidder is to be managed by Deutsche Bahn and is to transfer all of its profits, if any, to Deutsche Bahn. The shareholder of Bidder has approved the Domination Agreement. The shareholder of Deutsche Bahn is expected to approve the Domination Agreement shortly, however, due to this outstanding approval, the Domination Agreement has not been entered in the commercial register in Germany and has therefore not yet entered into legal effect.

Deutsche Bahn

Deutsche Bahn is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act. Deutsche Bahn is the ultimate parent company of a group of companies (together, the ***Deutsche Bahn Group***). Deutsche Bahn acts as a holding company and managing entity for the Deutsche Bahn Group. The Federal Republic of Germany is the sole shareholder of Deutsche Bahn.

The Deutsche Bahn Group is one of the leading railway companies in Europe with a consolidated turnover of approximately € 15.7 billion during its financial year ended December 31, 2001 and employs approximately 215,000 persons. The Deutsche Bahn Group is particularly active in the business of passenger and cargo railway transportation as well as the operation and marketing of railway infrastructure and passenger railway stations.

The Deutsche Bahn Group has four main operative business divisions: passenger transport, freight transport, track services (responsible for rail infrastructure maintenance, construction and expansion) and passenger railway station operations.

OFFER STRUCTURE

The Offer is for cash and is structured as a single offer made concurrently in Germany, the United States and certain other jurisdictions in which the Offer may be legally extended.

The Offer is, and will be, structured to comply with (i) the applicable rules and regulations of the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*, ***WpÜG***) and (ii) except to the extent permitted pursuant to the relief requested herein, Regulation 14E promulgated under the Exchange Act. The Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of the Company is registered under Section 12 of the Exchange Act. The Offer Document was published as detailed below on August 7, 2002 in compliance with the applicable rules and regulations of the WpÜG and the applicable requirements of the Exchange Act.

Following the approval by the German Federal Institute for the Supervision of Financial Services (*Bundesanstalt für Finanzdienstleistungsaufsicht*, ***BaFin***) to publish the Offer Document, the Bidder, on August 7, 2002, published a notice (*Hinweisbekanntmachung*, ***Initial Announcement***) announcing the commencement of the Offer in the *Börsen-Zeitung*, a German newspaper of general circulation, and in the U.S. edition of The Wall Street Journal.

Under German law, an offer commences on the first day on which both the Offer Document and the Initial Announcement are publicly available which was, in this case, August 7, 2002.

The Offer is being communicated by means of the Offer Document, which has been published on the website of the Deutsche Bahn in the German language and will be made available to U.S. shareholders of the Company in the English language upon the request of such shareholders (which request can be made through the Deutsche Bahn website). The Offer will remain open for acceptance until September 27, 2002, or in any event, not less than 20 U.S. business days after it has been open for acceptances, and for such additional period as may be mandated by the provisions of Regulation 14E under the Exchange Act or the WpÜG.

Securities of listed German companies are frequently, as in this case, uncertificated and held in book entry form through Clearstream Banking AG. Accordingly, once an offer has commenced in Germany, shareholders will accept the offer by informing the bank, financial institution, brokerage or other intermediary (an ***Intermediary***) at which the shareholder maintains an account for shares, at any time prior to or on the expiration date of the offer, of the shareholder's desire to tender the Shares and instruct their Intermediary to re-book such Shares into German Securities Identification Number 540 872 at Clearstream Banking AG.

Assuming the Offer ends on September 27, 2002, the acceptance of the Offer will only take effect if such re-booking of the Shares occurs by October 1, 2002, 5:30 pm (central European summer time).

Payment of the purchase price to the Intermediary is to take place in exchange for (*Zug um Zug gegen*) the transfer of the tendered Shares into the deposit account of Dresdner Bank AG at Clearstream Banking AG for transfer to Bidder. Dresdner Bank will transfer the purchase price to the Intermediary promptly after the tendered Shares have been placed at its disposal, but no earlier than five banking days and no later than seven banking days in Frankfurt am Main following expiration of the Offer and satisfaction of the conditions precedent pursuant to the offer document.

Credit of the purchase price at the Intermediary shall constitute fulfillment by Bidder of its obligation for payment of the purchase price. The Intermediary shall be responsible to credit the purchase price to each shareholder.

Shareholders of the Company who have accepted the Offer may withdraw from the agreement concluded by such acceptance, without explanation, at any time prior to the expiration of the Offer. Such withdrawal shall be effected by written declaration, to be received by a German branch of Dresdner Bank AG during normal retail banking hours through the Intermediary of the relevant shareholder and prior to expiration of the Offer, and by re-booking withdrawn Shares into the German Securities Identification Number 726 430 at Clearstream Banking AG. If the declaration of withdrawal is made to the Intermediary within the Acceptance Period, the re-booking will be deemed to have been effected on time if it takes place by October 1, 2002, 5:30 pm (central European summer time).

PURCHASES OUTSIDE THE OFFER AND RULE 14E-5

Under the WpÜG, Deutsche Bahn and the Bidder, acting directly and through their agents, financial advisors and other nominees or brokers, or through one of their wholly-owned subsidiaries (collectively, the ***Prospective Purchasers***), are each permitted to purchase Shares in the open market or otherwise prior to and during the pendency, but outside, of the Offer, subject to certain limitations.

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until the offer expires. Rule 14e-5 defines a covered person as (i) the offeror, its dealer-managers, and any of their respective affiliates, (ii) any advisors of the foregoing whose compensation is dependent on the completion of the offer; and (iii) any person acting in concert either directly or indirectly with any of the foregoing. Purchases by the Bidder, Deutsche Bahn and other covered persons acting on its behalf of Shares outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases, although permitted and regulated by the WpÜG, would be prohibited after the public announcement of the Offer.[1]

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[1] In our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act -- namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange" -- would be satisfied if a

The WpÜG provides protections similar to those provided by Rule 14e-5, making exemptive relief appropriate in the circumstances of the Offer, by requiring the Bidder to make available to all holders of the securities subject to the tender offer, any more favourable terms, including price terms, agreed to in connection with any purchases by the Bidder or any of its affiliates during the offer period. Under § 31 para. 4 WpÜG, the Bidder would be obligated to increase the Offer price to the level of any higher purchase price outside the Offer. In addition, pursuant to § 23 para. 2 WpÜG, any purchases by the Bidder during the offer period must be reported to the BaFin and announced publicly immediately following such purchases. Any purchases of the Bidder prior to the commencement of the offer period must be disclosed in the Offer Document.

REQUESTED EXEMPTIVE RELIEF

Based on the foregoing, we respectfully request that each of the Prospective Purchasers be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Shares outside the Offer by any Prospective Purchaser (by or on behalf of Deutsche Bahn or the Bidder), that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) Disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

(c) The Bidder shall disclose in the United States information regarding all purchases of Shares otherwise than pursuant to the Offer since the Announcement Date, including the dates of such purchases, the number of shares purchased on any given date, and the average market price of such purchases;

(d) The Bidder shall disclose to the Division of Market Regulation of the Commission (the ***Division of Market Regulation***) upon request, a daily time-sequenced schedule of all purchases of Shares made by any of the Prospective Purchasers during the Offer, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution, and price of purchase; and (2) a statement that all purchases have been made on the Frankfurt Stock Exchange and/or the Düsseldorf Stock Exchange;

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member of the Deutsche Bahn Group, or financial institutions acting on their behalf, made purchases of, or arrangements to purchase, Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5, on the conditions set forth below. We have been requested by Deutsche Bahn to emphasise that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

(e) Upon request of the Division of Market Regulation, the Bidder shall transmit the information specified in d(1) and d(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(f) The Prospective Purchasers shall comply with the applicable requirements under the WpÜG and other applicable German laws and the rules of the Frankfurt Stock Exchange and the Düsseldorf Stock Exchange;

(g) The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(i) Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in the letter regarding the offer by Vodafone AirTouch Plc for Mannesmann Aktiengesellschaft (available December 22, 1999). In addition, similar relief has been granted in other jurisdictions in the past such as in the letter regarding the offer by Glaxo plc for Wellcome plc (available February 7, 1995), the letter regarding the offer by PacifiCorp for the Energy Group plc (available June 23, 1997), the letter regarding the offer by Textron for Ransomes plc (available December 2, 1997), the letters regarding the offer by Doncasters plc for Triplex Lloyd plc dated December 19, 1997 and March 11, 1998, the letter regarding the offer by Akzo Nobel N.V. for Cortaulds plc (available April 20, 1998) and the letter regarding the offer by Kuoni Holdings plc for Kuoni Reisen Holdings AG (available June 16, 1999). In addition, we note the existence of the Memorandum of Understanding Between the Commission and the German Bundesaufsichtsamt für den Wertpapierhandel Concerning Consultation and Cooperation in the Administration and Enforcement of Securities Laws, dated October 17, 1997.

Pursuant to 14 C.F.R. 200.81(b), we respectfully request on behalf of the Bidder and Deutsche Bahn that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of Deutsche Bahn for the reason that certain of the facts set forth in this letter have not been made public.

In compliance with Securities Act Release No. 6269 (5 December 1980), seven additional copies of this letter are enclosed.

If you require any further information or have any questions, please contact the undersigned on +49 69 27308 826 or my colleagues Steven M. Davidoff (tel: + 44 20 7427 3201) or Allison Koehler (tel: +49 69 27308 819).

Very truly yours

Mark Strauch